UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2010

Commission File Number 0-28564

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

For the three month period ended March 31, 2010, QIAGEN N.V. prepared its quarterly report under United States Generally Accepted Accounting Principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: May 14, 2010

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended March 31, 2010

5

Exhibit 99.1

QIAGEN N.V. AND SUBSIDIARIES

U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2010

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2010	December 31, 2009
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$794,770	$825,557
Short-term investments, stated at market value	94,000	40,000
Accounts receivable, net of allowance for doubtful accounts of $3,528 and $3,402 in 2010 and 2009, respectively	190,220	193,737
Income taxes receivable	12,706	12,907
Inventories, net	125,118	130,851
Prepaid expenses and other	86,819	96,893
Deferred income taxes	27,978	33,525

Total current assets	1,331,611	1,333,470

Long-Term Assets:
Property, plant and equipment, net	312,424	317,467
Goodwill	1,328,160	1,337,064
Intangible assets, net of accumulated amortization of $239,324 and $219,731 in 2010 and 2009, respectively	745,800	752,296
Deferred income taxes	28,142	26,387
Other assets	34,062	29,780

Total long-term assets	2,448,588	2,462,994

Total assets	$3,780,199	$3,796,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	March 31, 2010	December 31, 2009
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$45,572	$43,775
Accrued and other liabilities (of which $9,927 and $6,296 due to related parties in 2010 and 2009, respectively, see Note 17)	209,479	248,699
Income taxes payable	12,212	10,727
Current portion of long-term debt	50,000	50,000
Current portion of capital lease obligations	3,380	3,417
Deferred income taxes	17,497	18,912

Total current liabilities	338,140	375,530

Long-Term Liabilities:
Long-term debt (of which $445,000 in 2010 and 2009 due to related parties, see Note 8)	870,000	870,000
Capital lease obligations, net of current portion	26,818	27,554
Deferred income taxes	209,115	212,690
Other	25,061	19,521

Total long-term liabilities	1,130,994	1,129,765

Commitments and Contingencies (see Note 15)
Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—232,384 and 232,074 shares in 2010 and 2009, respectively	2,715	2,711
Additional paid-in capital	1,629,486	1,622,733
Retained earnings	648,593	615,579
Accumulated other comprehensive income	30,271	50,146

Total shareholders’ equity	2,311,065	2,291,169

Total liabilities and shareholders’ equity	$3,780,199	$3,796,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three Months Ended March 31,
	2010	2009
	(unaudited)
Net sales	$264,364	$220,933
Cost of sales	91,152	74,484

Gross profit	173,212	146,449

Operating Expenses:
Research and development	31,597	25,643
Sales and marketing	64,436	56,098
General and administrative, integration and other	26,340	23,788
Acquisition-related intangible amortization	6,158	3,891

Total operating expenses	128,531	109,420

Income from operations	44,681	37,029

Other Income (Expense):
Interest income	689	1,185
Interest expense	(6,254)	(7,431)
Other income, net	2,235	1,781

Total other expense	(3,330)	(4,465)

Income before provision for income taxes	41,351	32,564
Provision for income taxes	8,337	7,880

Net income	$33,014	$24,684

Basic net income per common share	$0.14	$0.12

Diluted net income per common share	$0.14	$0.12

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2010	2009
	(unaudited)
Cash Flows From Operating Activities:
Net income	$33,014	$24,684
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	12,711	10,462
Amortization of purchased intangible assets	21,230	16,904
Share-based compensation:
Share-based compensation expense	2,581	2,188
Excess tax benefits from share-based compensation	(817)	(573)
Deferred income taxes	(4,501)	(3,559)
Other	145	1,488
Net changes in operating assets and liabilities:
Accounts receivable	293	(4,946)
Inventories	1,261	(5,066)
Accounts payable	2,386	(9,586)
Accrued and other liabilities	(31,240)	(11,006)
Other	(7,509)	(7,216)

Net cash provided by operating activities	29,554	13,774

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(17,208)	(9,927)
Proceeds from sale of equipment	1,039	15
Purchases of intangible assets	(6,315)	(1,759)
Purchases of short-term investments	(54,000)	—
Proceeds from sale of investment in privately held company	14,927	—
Cash paid for acquisitions, net of cash acquired	(16,418)	(2,349)

Net cash used in investing activities	(77,975)	(14,020)

Cash Flows From Financing Activities:
Principal payments on capital leases	(880)	(734)
Proceeds from subscription receivables	114	113
Excess tax benefits from share-based compensation	817	573
Issuance of common shares	3,245	4,750
Other financing activities	(1,253)	(89)

Net cash provided by financing activities	2,043	4,613

Effect of exchange rate changes on cash and cash equivalents	15,591	(644)
Net (decrease) increase in cash and cash equivalents	(30,787)	3,723
Cash and cash equivalents, beginning of period	825,557	333,313

Cash and cash equivalents, end of period	$794,770	$337,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly-owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations but does not have control, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

In connection with recent acquisitions and internal restructurings, the Company has determined it operates as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. The Company’s chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, the Company shares the common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, the Company operates and makes decisions as one reporting unit.

The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted these updates in 2010 without any impact.

In February 2010, the FASB has issued ASU 2010-10, Consolidation (Topic 810): Amendments for Certain Investment Funds. The amendments in the ASU defer the effective date of certain amendments to the consolidation requirements of ASC Topic 810, Consolidation, resulting from the issuance of FASB Accounting Standard No. 167, Amendments to FASB Interpretation 46(R). Specifically, the amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity that has all the attributes of an investment company; or for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. The ASU does not defer the disclosure requirements in the Statement 167 amendments to Topic 810. The amendments in this ASU are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. Early application is not permitted. The Company adopted these updates in 2010 without any impact.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The guidance in the ASU is effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued, except for guidance related to the date through which conduit bond obligors should evaluate subsequent events (i.e., the date the financial statements were issued). The Company adopted these updates in 2010 without any impact.

In February 2010, the FASB issued ASU No. 2010-08, Technical Corrections to Various Topics. The ASU is the result of the FASB’s review of its standards to determine if any provisions are outdated, contain inconsistencies, or need clarifications to reflect the FASB’s original intent. The FASB believes the amendments do not fundamentally change U.S. GAAP. However, certain clarifications on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and special transition provisions are provided for those amendments. The ASU contains various effective dates. The clarifications of the guidance on embedded derivatives and hedging (Subtopic 815-15) are effective for fiscal years beginning after December 15, 2009. The amendments to the guidance on accounting for income taxes in a reorganization (Subtopic 852-740) apply to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. All other amendments are effective as of the first reporting period (including interim periods) beginning after the date this ASU was issued. The Company adopted the update in 2010 without any impact.

Recently Issued Accounting Standards

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The ASU codifies the consensus reached in Emerging Issues Task Force Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The amendments in the ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. The Company is evaluating the effect that adoption of this update will have, if any, on the consolidated financial position and results of operations.

In April 2010, the FASB issued ASU No. 2010-12, Income Taxes (Topic 740). This Update codifies an SEC Staff Announcement relating to accounting for the Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act. On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). Questions had arisen about the effect, if any, of the two different signing dates. The SEC has concluded that the two Acts, when taken together, represent the current health care reforms as passed by U.S. Congress and signed by the U.S. President and therefore would not object to the view that the two Acts should be considered together for accounting purposes. As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to the sales of all taxable medical devices occurring in the U.S. after December 31, 2012. While the Company continues to evaluate the impact of the Acts, at the present time, the Company expects a net positive impact from the legislation due to the expected increase in net sales resulting from increased health coverage, which will be partially offset by the excise tax.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition—Multiple Deliverable Revenue Arrangements.” This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011. The Company is evaluating the effect that adoption of this update will have, if any, on the consolidated financial position and results of operations.

3. Share-Based Payments

The Company issues share-based awards under the QIAGEN N.V. Amended and Restated 2005 Stock Plan. The Company had approximately 14.9 million common shares reserved and available for issuance under this Plan at March 31, 2010. In connection with the acquisition of Digene Corporation in the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans, and a total of 5.0 million common shares of the Company had been reserved for issuances under these plans of which 0.4 million shares remain reserved and available for issuance as of March 31, 2010.

Stock Options

Generally, granted stock options vest over a three-year period. To date, the exercise price of all granted options has been set at the closing market price on the grant date or a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. The Company estimates the forfeiture rate based on historical forfeiture experience. For the three-month period ended March 31, 2010, the estimated weighted average forfeiture rate was 7.4%. During the three-month periods ended March 31, 2010 and 2009, the Company granted options to purchase 263,460 and 288,972 common shares, respectively. Following are the weighted average assumptions used in valuing the stock options granted to employees during the three-month periods ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
Stock price volatility	30.74%	41.92%
Risk-free interest rate	2.46%	2.02%
Expected life (in years)	5.21	5.16
Dividend rate	0%	0%

A summary of the status of the Company’s employee stock options as of March 31, 2010 and changes during the three months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (Thousands)
Outstanding at December 31, 2009	8,281,559	$14.743
Granted	263,460	$22.241
Exercised	(260,089)	$12.474
Forfeited and cancelled	(164,903)	$24.566

Outstanding at March 31, 2010	8,120,027	$14.859	4.09	$74,031

Exercisable at March 31, 2010	7,264,443	$14.321	3.50	$70,982

Vested and expected to vest at March 31, 2010	8,071,508	$14.839	4.06	$73,799

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The weighted average grant-date fair value of options granted during the three months ended March 31, 2010 and 2009 was $6.85 and $6.32, respectively. For the three months ended March 31, 2010 and 2009, options to purchase 260,089 and 436,836 common shares, respectively, were exercised. The total intrinsic value of options exercised during the three months ended March 31, 2010 and 2009 was $2.6 million and $2.7 million, respectively.

The unrecognized share-based compensation expense related to employee stock option awards was approximately $4.4 million as of March 31, 2010 and is expected to be recognized over a weighted average period of approximately 2.04 years.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense on a ratable basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 5.6 % for the three months ended March 31, 2010. At March 31, 2010, there was $50.8 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8.69 years. The weighted average grant date fair value of restricted stock units granted during the first quarter of 2010 was $21.81.

A summary of the Company’s restricted stock units as of March 31, 2010 is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value (Thousands)
Outstanding at December 31, 2009	3,039,157
Granted	796,120
Released	(49,629)
Forfeited and cancelled	2,628

Outstanding at March 31, 2010	3,788,276	3.52	$87,092

Vested and expected to vest at March 31, 2010	3,227,416	3.51	$74,198

Compensation Expense

Total share-based compensation expense for the three months ended March 31, 2010 and 2009 is comprised of the following:

	Three Months Ended March 31,
Compensation Expense (in thousands)	2010	2009
Cost of sales	$175	$209
Research and development	367	440
Sales and marketing	522	530
General and administrative, integration and other	1,517	1,009

Share-based compensation expense before taxes	2,581	2,188
Less: income tax benefit	742	685

Net share-based compensation expense	$1,839	$1,503

No compensation cost was capitalized in inventory in 2010 or 2009 as the amounts were not material.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

4. Net Income Per Common Share

Net income per common share for the three months ended March 31, 2010 and 2009 is based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended March 31,
(in thousands)	2010	2009
Weighted average number of common shares used to compute basic net income per common share	232,208	198,106
Dilutive effect of warrants	6,536	2,765
Dilutive effect of stock options and restricted stock units	3,180	2,297

Weighted average number of common shares used to compute diluted net income per common share	241,924	203,168

Outstanding options and awards having no dilutive effect, not included in above calculation	990	3,601

Outstanding warrants having no dilutive effect, not included in above calculation	19,931	23,702

5. Acquisitions

2010 Acquisition

In January 2010, the Company acquired 100% of the shares of ESE GmbH, a privately held developer and manufacturer of UV and fluorescence optical measurement devices. ESE is based in Stockach, Germany. ESE has pioneered the development and manufacturing of optical measurement systems for medical and industrial applications. The systems utilize unique, high-performance and award-winning fluorescence detection technologies integrated into compact modules. The Company has demonstrated that ESE’s fluorescence detection systems can be used to measure signals generated by the Company’s existing testing technologies, including the HDA and tHDA isothermal assay systems.

Upon closing of the transaction, an upfront payment of $13.5 million was paid to the sellers, and an amount of $2.9 million is retained in an escrow account to cover any claims for breach of any of representations, warranties or indemnities. Furthermore, the Share Purchase Agreement provides for potential milestone payments depending on the accomplishment of revenue targets for the years 2011 to 2013 in the total amount of $4.4 million.

6. Investments and Variable Interest Entities

Investments – The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of the Company’s influence. The Company monitors changes in circumstances that may require a reassessment of the level of influence. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Variable Interest Entities – FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself.

The Company also has 100% interest in two entities established for the purpose of issuing convertible debt. These entities are discussed in Note 8 below.

7. Derivatives and Hedging and Fair Value Measurements

Derivatives and Hedging

In the ordinary course of business, the Company uses derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company recognizes all derivatives as either assets or liabilities on the balance sheet, measures those instruments at fair value and recognizes the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

As of March 31, 2010, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (see Note 13) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2010, the Company did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account.

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

The Company has foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Note 8) and which qualify for hedge accounting as cash- flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income or expense as they effectively constitute the difference in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at March 31, 2010 and December 31, 2009 of approximately $3.1 million and $5.7 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, the Company was party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 8) and which qualified as cash-flow hedges with a notional amount of $120.0 million, which mature in November 2012 and had fair market values of $7.6 million and $16.7 million at March 31, 2010 and December 31, 2009, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Undesignated Derivative Instruments

The Company is party to various foreign exchange forward and swap arrangements which had, at March 31, 2010, an aggregate notional value of approximately $198.5 million and fair values of $1.1 million and $0.5 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through June 2010. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

The Company was party to various foreign exchange forward and swap arrangements which had, at December 31, 2009, an aggregate notional value of approximately $200.1 million and fair values of $0.9 million and $7.7 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through March 2010. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps, which effectively fix the variable interest rates on $200.0 million of the Company’s variable rate debt and qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of March 31, 2010 had an aggregate fair value of $5.8 million, of which $1.5 million is recorded in accrued and other liabilities and $4.3 million is recorded in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2009, these swaps had an aggregate fair value of $6.3 million, of which $2.1 million is recorded in accrued and other liabilities and $4.2 million is recorded in other long-term liabilities in the accompanying consolidated balance sheet.

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of March 31, 2010 and December 31, 2009:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$(5,801)	$(6,274)
Foreign exchange contracts	—	—	(10,639)	(22,495)

Total derivative instruments designated as hedges	$—	$—	$(16,440)	$(28,769)

Undesignated derivative instruments
Foreign exchange contracts	$1,130	$947	$(453)	$(7,690)

Total derivative instruments	$1,130	$947	$(16,893)	$(36,459)

In the accompanying consolidated balance sheets, derivative instruments designated as hedges are included in other long-term liabilities, and undesignated derivative instruments are included in prepaid and other assets and accrued and other liabilities.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on the Company’s derivative instruments for the three-month periods ended March 31, 2010 and 2009:

March 31, 2010 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain recognized in income
Cash-flow hedges
Interest rate contracts	$473	Interest expense	$—	n/a
Foreign exchange contracts	10,274	Other income, net	(10,201)	n/a

Total	$10,747		$(10,201)	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$8,178

March 31, 2009 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain recognized in income
Cash-flow hedges
Interest rate contracts	$(1,593)	Interest expense	$—	n/a
Foreign exchange contracts	975	Other income, net	(3,628)	n/a

Total	$(618)		$(3,628)	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$40

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

Fair Value Measurements

The Company’s assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 of the fair value hierarchy, and derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the table above. In determining fair value for derivative contracts, the Company applies a market approach, using quoted active market prices relevant to the particular contract under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The following table presents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and December 31, 2009:

	As of March 31, 2010				As of December 31, 2009
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$94,000	$—	$—	$94,000	$40,000	$—	$—	$40,000
Foreign exchange contracts	—	1,130	—	1,130	—	947	—	947

	$94,000	$1,130	$—	$95,130	$40,000	$947	$—	$40,947

Liabilities:
Foreign exchange contracts	$—	$11,092	$—	$11,092	$—	$30,185	$—	$30,185
Interest rate contracts	—	5,801	—	5,801	—	6,274	—	6,274

	$—	$16,893	$—	$16,893	$—	$36,459	$—	$36,459

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company’s long-term debt as disclosed in Note 8 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the quarters ended March 31, 2010 and 2009 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

8. Debt

The Company has eleven separate lines of credit with aggregate borrowing availability of approximately $181.0 million with variable interest rates, of which insignificant amounts were utilized at March 31, 2010 and December 31, 2009. At March 31, 2010 and December 31, 2009, total debt was approximately $920.0 million, $50.0 million of which was current. Total debt consisted of the following:

(in thousands)	March 31, 2010	December 31, 2009
$500 million note payable bearing interest at LIBOR plus a variable margin ranging from 0.629% to 0.648%, and 0.631% to 1.068% at March 31, 2010 and December 31, 2009, respectively, due on July 12, 2012, with payments beginning in 2009	$475,000	$475,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.94% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 2.16% due in July 2011	145,000	145,000

Total long-term debt	920,000	920,000
Less current portion	50,000	50,000

Long-term portion	$870,000	$870,000

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of a $500 million term loan, a $100 million bridge loan, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with repayment beginning in July 2009. In July 2009, $25.0 million was repaid. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at March 31, 2010. The fair value of the note payable approximated its carrying value at March 31, 2010.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At March 31, 2010 and December 31, 2009, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.94% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at March 31, 2010 was approximately $397.7 million. The Company has reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, the Company completed the sale of the 2004 Notes due in 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At March 31, 2010 and December 31, 2009, $145.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 2.16% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at March 31, 2010 was approximately $267.2 million. The Company has reserved 11.5 million common shares for issuance in the event of conversion.

9. Inventories

The components of inventories consist of the following as of March 31, 2010 and December 31, 2009:

(in thousands)	March 31, 2010	December 31, 2009
Raw materials	$26,114	$33,172
Work in process	32,427	39,856
Finished goods	66,577	57,823

Total inventories	$125,118	$130,851

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

10. Intangible Assets

The following sets forth the intangible assets by major asset class as of March 31, 2010 and December 31, 2009:

	March 31, 2010		December 31, 2009
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$246,110	$(72,385)	$246,535	$(69,380)
Developed technology	469,291	(119,526)	461,507	(108,374)
Customer base, trademarks and in-process R&D	269,723	(47,413)	263,985	(41,977)

	$985,124	$(239,324)	$972,027	$(219,731)

Unamortized Intangible Assets:
Goodwill	$1,328,160		$1,337,064

The changes in the carrying amount of goodwill for the three months ended March 31, 2010 resulted from foreign currency translation.

For the three-month periods ended March 31, 2010 and 2009, amortization expense on intangible assets totaled approximately $23.2 million and $18.5 million, respectively. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands) Year	Annual Amortization
2011	$92,362
2012	$88,409
2013	$86,351
2014	$83,050
2015	$80,193

11. Income Taxes

Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 43%. The provision for income taxes is based upon the estimated annual effective tax rates. In the three-months periods ended March 31, 2010 and 2009, the effective tax rates were 20% and 24%, respectively.

The Company assesses uncertain tax positions in accordance with ASC 740 (ASC 740-10 / Accounting for Uncertainties in Tax). At March 31, 2010, the Company’s net unrecognized tax benefits totaled approximately $9.5 million which, if recognized, would favorably affect our effective tax rate in the periods in which they are recognized. It is possible that approximately $0.7 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004. The Company has undistributed earnings in foreign subsidiaries. In some jurisdictions, the Company would be subject to tax upon repatriation of those earnings, in the form of dividends or otherwise. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been made. In other cases, the Company has accrued for such taxes. It is not practicable to determine the amount of income tax payable in the event the Company repatriated all of its undistributed foreign earnings.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

12. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2009 to March 31, 2010 and from December 31, 2008 to March 31, 2009, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands)	Shares	Amount
BALANCE AT DECEMBER 31, 2009	232,074	$2,711	$1,622,733	$615,579	$50,146	$2,291,169

Net income	—	—	—	33,014	—	33,014
Proceeds from subscription receivables	—	—	114	—	—	114
Unrealized gain, net on hedging contracts	—	—	—	—	7,472	7,472
Realized (gain), net on hedging contracts	—	—	—	—	(7,141)	(7,141)
Foreign currency translation adjustment	—	—	—	—	(20,206)	(20,206)
Issuance of common shares in connection with stock plan	310	4	3,241	—	—	3,245
Share-based compensation	—	—	2,581	—	—	2,581
Tax benefit of employee stock plans	—	—	817	—	—	817

BALANCE AT MARCH 31, 2010	232,384	$2,715	$1,629,486	$648,593	$30,271	$2,311,065

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands)	Shares	Amount
BALANCE AT DECEMBER 31, 2008	197,839	$2,212	$958,665	$477,812	$15,155	$1,453,844

Net income	—	—	—	24,684	—	24,684
Proceeds from subscription receivables	—	—	113	—	—	113
Unrealized (loss), net on hedging contracts	—	—	—	—	(261)	(261)
Realized (gain), net on hedging contracts	—	—	—	—	(2,585)	(2,585)
Foreign currency translation adjustment	—	—	—	—	(18,288)	(18,288)
Issuance of common shares in connection with stock plan	437	6	4,743	—	—	4,749
Stock issued from conversion of warrants	—	—	1	—	—	1
Share-based compensation	—	—	2,188	—	—	2,188
Tax benefit of employee stock plans	—	—	(2,006)	—	—	(2,006)

BALANCE AT MARCH 31, 2009	198,276	$2,218	$963,704	$502,496	$(5,979)	$1,462,439

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

13. Comprehensive Income

The components of comprehensive income for the three months ended March 31, 2010 and 2009 are as follows:

	Three Months Ended March 31,
(in thousands)	2010	2009
Net income	$33,014	$24,684
Net unrealized gain (loss) on hedging contracts	7,472	(261)
Net realized (gain) on hedging contracts	(7,141)	(2,585)
Foreign currency translation (loss) adjustments	(20,206)	(18,288)

Comprehensive income	$13,139	$3,550

The following table is a summary of the components of accumulated other comprehensive income as of March 31, 2010 and December 31, 2009:

(in thousands)	March 31, 2010	December 31, 2009
Net unrealized (loss) on hedging contracts, net of tax of $2.5 million and $2.7 million in 2010 and 2009, respectively	$(4,995)	$(5,326)
Net unrealized gain on pension, net of tax of $50,000 in 2010 and 2009	118	118
Foreign currency translation adjustments, net of tax of $2.7 million and $1.9 million in 2010 and 2009, respectively	35,148	55,354

Accumulated other comprehensive income	$30,271	$50,146

14. Supplemental Cash Flow Information

Supplemental cash flow information for the three months ended March 31, 2010 and 2009 is as follows:

	Three Months Ended March 31,
(in thousands)	2010	2009
Cash paid for:
Interest	$4,008	$6,359
Income taxes	$8,870	$8,524
Non-cash Activities:
Equipment purchased through capital lease	$—	$99

15. Commitments and Contingencies

Contingent Acquisition-Related Obligations

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to $102.7 million based on the achievement of certain revenue and operating results milestones as follows: $18.3 million in 2010, $16.3 million in 2011, $16.0 million in 2012, and $52.1 million payable in any 12-month period from now until 2014 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $102.7 million total contingent obligation, approximately $41.8 million is accrued as of March 31, 2010.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of March 31, 2010 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the three-month period ended March 31, 2010 are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2009	$3,468
Provision charged to income	219
Usage	(128)
Adjustments to previously provided warranties, net	(18)
Foreign currency translation	(72)

BALANCE AT MARCH 31, 2010	$3,469

Preacquistion Contingencies

In connection with the 2009 and 2008 acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $38.2 million as of March 31, 2010 ($37.1 million as of December 31, 2009). In addition, the Company has recorded $41.8 million for preacquistion contingencies as a liability under accrued and other liabilities as of March 31, 2010 ($40.8 million as of December 31, 2009).

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of March 31, 2010, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing/hearing schedule. On December 18, 2009, the District Court heard oral arguments on the petitions to vacate and confirm the arbitration award. The Court’s ruling is currently pending. QIAGEN will vigorously pursue this matter.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claims that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contends that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the court dismissed the case against Corbett. MBI amended its complain on November 16, 2009, adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. QIAGEN will remain a defendant in these proceedings and will vigorously defend the matter.

QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and is seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

QIAGEN Gaithersburg, Inc. v. Abbott GmbH & Co. KG.

On November 4, 2009, QIAGEN Gaithersburg, Inc. filed a patent infringement lawsuit against Abbott GmbH & Co. KG (Abbott) in the Düsseldorf District Court in Germany moving for injunctive relief as well as declaratory judgment on damages with respect to patent infringement. On January 19, 2010, a case management conference took place before the Düsseldorf District Court during which Abbott moved for dismissal of the complaint, and the Court set a due date of May 18, 2010 for Abbott’s statement of defense, with the Company’s reply due by September 21, 2010, and Abbott’s rejoinder due December 27, 2010. The hearing date is set for January 18, 2011. In reaction to the Dusseldorf lawsuit, Abbott has filed a motion to compel arbitration, including an anti-suit injunction against QIAGEN before the Northern District Court of Illinois. QIAGEN filed its opposition on March 8, 2010. By Memorandum and Order dated April 15, 2010, the U.S. District Judge has granted Abbott’s motion to compel arbitration but has denied the anti-suit injunction. QIAGEN has until May 19, 2010 to file it Notice of Appeal. QIAGEN will vigorously pursue this matter.

Roche Molecular Systems, Inc v. DxS Ltd.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleges that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche has also filed a motion for preliminary injunction in which it asks the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. Roche amended its complaint adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. A jury trial hearing on the motion and the merits of the case is scheduled for June 21, 2010. Given the early stage of this litigation, QIAGEN cannot predict the likely outcome and intends to vigorously pursue this matter.

16. Segment and Related Information

During the first quarter of 2010, the Company determined that it operates as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of the Company’s continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, the Company’s chief operating decision maker (CODM) transitioned to making decisions with regards to business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. This change in decision making process has evolved with our continued growth as a Company. While the Company has expanded in recent years into the molecular diagnostics and life sciences markets, with revenues derived from the Company’s entire product and service offerings, it is not practicable to provide financial information for each group of similar products and services offered by the Company, or for each customer group, as full discrete financial information for each of these is not available. Accordingly, the Company operates as one reporting segment.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

17. Related Party Transactions

From time to time, we have transactions with companies in which we hold interests all of which are individually and in sum immaterial except for certain transactions as discussed below.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 8, QIAGEN Finance and Euro Finance are variable interest entities, however QIAGEN N.V. does not hold a variable interest in these entities, and they have no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of March 31, 2010 and December 31, 2009, the Company had a loan payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $1.0 million and $3.3 million, respectively and amounts receivable from QIAGEN Finance of $0.7 million and $2.3 million, respectively. As of March 31, 2010 and December 31, 2009, the Company has a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $8.9 million and $3.0 million, respectively, and amounts receivable of $4.9 million and $1.6 million, respectively.

18. Subsequent Events

Based on the Company’s review, no events or transactions have occurred subsequent to March 31, 2010 that would have a material impact on the financial statements as presented.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this report and any documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Consequently, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risks described in the risk factors, or other risks not currently known to us or considered immaterial, could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to make isolated biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered benchmark standards in areas such as pre-analytical sample preparation and assay solutions in molecular diagnostics, research for life sciences, and applied testing.

We have developed consumable products and automated solutions that sell these products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also have specialized independent distributors and importers. We employ more than 3,500 people in over 30 locations worldwide.

Since 2005, we have had a compound annual growth rate of approximately 21% in net sales and 23% in net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

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In January 2010, we acquired ESE GmbH, a privately-held developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices located in Germany. ESE’s fluorescence detection systems for point of need testing in healthcare and applied testing (e.g. veterinary, food, environmental, biodefense testing) enable low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

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In December 2009, we acquired SABiosciences Corporation, located in Frederick, Maryland. SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in the development of future drugs and diagnostics.

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In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. DxS Ltd. is a pioneer in development and marketing of companion diagnostics which enable physicians in oncology to predict patients’ responses to certain treatments in order to make cancer therapies more effective. Through this acquisition we acquired a portfolio of molecular diagnostic assays and related intellectual property as well as a deep pipeline of already signed or planned companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we believe that we can take a leading position in personalized healthcare and strengthen our overall strategic position in molecular diagnostics.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China.

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In October 2008, we acquired all assets of the Biosystems Business from Biotage AB, a publicly-listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

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In July 2008, we acquired 82.5% of Corbett, a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reactions (PCR) which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result. In July 2008, we also acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

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In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner.

In the first quarter of 2010, on a consolidated basis, operating income increased to $44.7 million compared to $37.0 million for the same period of 2009. Our operating income was impacted by growth in consumable and instrument product sales which experienced growth of 15% and 46% in the first quarter of 2010, as compared to 2% and 68% in the first quarter of 2009, respectively. Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as the costs related to the acquisitions and integrations, including costs related to the relocation and closure of certain facilities. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

During the first quarter of 2010, we determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, our chief operating decision maker (CODM) has now transitioned to making decisions with regards to business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. This change in decision making process has evolved with our continued growth as a Company. While we have expanded in recent years into the molecular diagnostics and life sciences markets, with revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services offered or for each customer group, as full discrete financial information for each of these is not available. Accordingly, we operate as one reporting segment. However, we will provide certain revenue information by customer class in order to provide better insight into our operations. This information is gathered using certain assumptions in order to allocate revenue amongst the customer classes.

On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to the U.S. sales of all taxable medical devices occurring after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation due to the expected increase in net sales resulting from increased health coverage, which will be partially offset by the excise tax.

First Quarter Ended March 31, 2010 compared to First Quarter Ended March 31, 2009

Net Sales

In the first quarter of 2010, net sales increased by 20% to $264.4 million, compared to $220.9 million in the first quarter of 2009. The increase in total sales includes organic growth (11%) and sales from our recently acquired businesses (5%), the positive impact of foreign currency exchange rates (6%), partially offset by the July 2009 sale of the Olerup SS product portfolio (-2%).

The increase in sales was the result of an increase in sales of our consumable products, which represented approximately 85% of total sales, and instruments products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 15% and 46%, respectively, in the first quarter of 2010, as compared to the same period in 2009. The overall net sales growth was spread across all customer classes. In molecular diagnostics, which represents approximately 45% of our net sales, we experienced 15% growth in the first quarter of 2010 as compared to the first quarter of 2009. In academia, which represents approximately 27% of our net sales, we experienced 12% growth in the first quarter of 2010 as compared to the first quarter of 2009, in part due to increased purchases using stimulus funds. We expect that this positive impact from the stimulus package will continue into 2011. In Pharma, which represents approximately 21% of our net sales, we experienced 13% growth in the first quarter of 2010 as compared to the first quarter of 2009. In applied testing, which represents approximately 7% of our net sales, we experienced 28% growth in the first quarter of 2010 as compared to the first quarter of 2009. We expect further growth following the introduction of new products and instrumentation platforms, including the QIAensemble and QIAsymphony platforms. We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2010 to date, we launched 14 new products in the area of sample and assay technologies.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in currency exchange rates can affect net sales, potentially to a significant degree. When calculated by translating the local currency, actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were positively impacted by $11.7 million of currency effects in the three months ended March 31, 2010, as compared to the same period in 2009.

The uncertainties of the current global financial crisis represent a risk for the Company, and while we expect continued growth in our consumables and instrumentation businesses, such future growth may be lower than our historical growth and future growth could be adversely effected.

Gross Profit

Gross profit was $173.2 million (66% of net sales) in the three-month period ended March 31, 2010, as compared to $146.4 million (66% of net sales) in 2009. The absolute dollar increase in 2010 compared to 2009 is attributable to the increase in net sales. Our consumable products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $15.0 million in the first quarter of 2010, as compared to $13.0 million in the comparable 2009 period. We expect that our acquisition-related intangible amortization will continue to increase as a result of new acquisitions.

Research and Development

Research and development expenses increased by 23% to $31.6 million (12% of net sales) in the first quarter of 2010, compared to $25.6 million (12% of net sales) in the same period of 2009. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. The increase in research and development expense was negatively affected by $1.4 million of currency impact in the first quarter of 2010 calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We have a strong commitment to research and development and expect to continue to make investments in our research and development efforts. Accordingly, our research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased by 15% to $64.4 million (24% of net sales) in the first quarter of 2010 from $56.1 million (25% of net sales) in the same period of 2009. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in the first quarter of 2010, as compared to the same period of 2009, is primarily due to our acquisitions of DxS and SAB in September and December of 2009, respectively. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was negatively affected by $2.8 million of currency impact in the first quarter of 2010 when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

General and Administrative, Integration and Other Costs

General and administrative, business integration, restructuring and related costs increased by 11% to $26.3 million (10% of net sales) in the first quarter of 2010 from $23.8 million (11% of net sales) in the first quarter of 2009. The increase in these expenses in the first quarter of 2010 is primarily the result of increased general and administrative expenses related to our new businesses acquired in 2009, partially offset by lower integration costs. We have continued to incur integration costs for businesses acquired and such costs totaled approximately $2.1 million in the first quarter of 2010, as compared to $2.5 million in the same period of 2009. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, general and administrative, integration and related costs increased by $1.4 million due to currency impact in the first quarter of 2010, as compared to the same period of 2009. As we further integrate the acquired companies, we expect to continue to incur additional business integration costs in 2010. We believe that over time the results of the integration activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2010, the amortization expense on acquisition-related intangibles within operating expense increased to $6.1 million, compared to $3.9 million in the same period of 2009. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Other Income (Expense)

Other expense was $3.3 million and $4.5 million in the three-month periods ended March 31, 2010 and 2009, respectively. The decrease in other expense in the three-month period ended March 31, 2010 was mainly due to lower interest expense and interest income. Additionally, during the first quarter of 2009, we recorded a $1.8 million of loss on the disposition of assets.

For the three-month period ended March 31, 2010, interest income decreased to $0.7 million from $1.2 million in the same period of 2009. The decrease in interest income was due primarily to a decline in interest rates.

Interest expense decreased to $6.2 million in the three-month period ended March 31, 2010, from $7.4 million in the same period of 2009. Interest costs primarily resulted from our long-term debt as discussed in Note 8 in the accompanying notes to the condensed consolidated financial statements. The decrease in interest expense is primarily due to a decrease in the interest expense on our term loan as a result of a decreasing LIBOR rate as well as a $25.0 million decrease in debt balance following a repayment in July 2009.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 43%.

In the first quarters of 2010 and 2009, our effective tax rates were 20% and 24%, respectively. The provision for income taxes is based upon the estimated annual effective tax rates. In the first quarter of 2010, an increasing portion of pre-tax income is estimated to be attributable to subsidiaries with lower effective tax rates, as compared to the same period of 2009. The lower estimated annualized effective tax rate for the period ended March 31, 2010 is primarily related to lower estimated pre-tax income in the U.S. and the impact of discrete events of (7.6%) for March 31, 2010 versus (5.3%) for March 31, 2009.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of March 31, 2010 and December 31, 2009, we had cash and cash equivalents of $794.8 million and $825.6 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At March 31, 2010, cash and cash equivalents had decreased by $30.8 million from December 31, 2009 primarily due to cash used in investing activities of $78.0 million, offset by cash provided by operating activities of $29.6 million and financing activities of $2.0 million. As of March 31, 2010 and December 31, 2009, we had working capital of $993.5 million and $957.9 million, respectively.

Operating Activities. For the periods ended March 31, 2010 and 2009, we generated net cash from operating activities of $29.6 million and $13.8 million, respectively. Cash provided by operating activities increased in 2010 compared to the same period of 2009 primarily due to increases in net income, amortization of purchase intangibles, and a net increase in working capital accounts. The increase in net income is primarily attributable to our sales growth. The increase in amortization of purchase intangibles results primarily from our recent acquisitions late in 2009. The net increase in net working capital accounts includes a decrease in accrued and other liabilities in 2010 which reflects the payment of accrued personnel costs which were accrued as of December 31, 2009. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $78.0 million of cash was used in investing activities during the period ended March 31, 2010, compared to $14.0 million for the period ended March 31, 2009. Investing activities during the first quarter of 2010 consisted principally of $54.0 million invested in short-term investments, cash paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S. as well as cash paid for acquisitions. During the first quarter of 2010, cash paid for acquisitions, net of cash acquired totaled $16.4 million and includes cash paid for acquisitions made in 2010 as well as milestone payments from previous acquisitions. In January 2010, we acquired ESE GmbH, a privately-held developer and manufacturer of UV and fluorescence optical measurement devices based in Stockach, Germany, for an upfront purchase price of $13.5 million in cash and potential future milestone payments. These investing activities were partially offset by the receipt of $14.9 million in proceeds from the 2009 sale of an investment in a privately-held company.

In January 2009, we purchased the land and building adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and in August 2009 began the construction to further expand the German facilities for research and development and production space. In addition, we are planning for expansions at our Germantown, USA facility for production and administrative space, construction on which is expected to begin in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $93.9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities as well as with a $0.7 million loan from the Maryland Department of Business and Economic Development and a $0.3 million grant from the Montgomery County Economic Development Fund. As a condition of the loan, QIAGEN is required to add an additional 90 jobs in Maryland by 2015.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $102.7 million based on the achievement of certain revenue and operating results milestones as follows: $18.3 million in 2010, $16.3 million in 2011, $16.0 million in 2012, $52.1 million payable in any 12-month period from now until 2014 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $102.7 million total contingent obligation, approximately $41.8 million is accrued as of March 31, 2010.

Financing Activities. Financing activities provided $2.0 million in cash for the three months ended March 31, 2010, compared to $4.6 million in the three months ended March 31, 2009. Cash provided during the first quarter of 2010 was primarily due to the issuance of common shares in connection with our equity compensation plans and tax benefits from stock-based compensation, partially offset by capital lease payments.

We have credit lines totaling $181.0 million at variable interest rates, an insignificant amount of which was utilized as of March 31, 2010. We also have capital lease obligations, including interest, in the amount of $30.2 million, and carry $920.0 million of long-term debt, of which $50.0 million is current as of March 31, 2010. In April 2010, we utilized an additional $2.3 million of long-term debt for the financing of certain research and development projects. We utilized this debt considering the favorable terms available to us.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. At March 31, 2010, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 2.16%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 3.94%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2009.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currencies of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain on foreign currency transactions in the three month periods ended March 31, 2010 and 2009 was $2.1 million and $2.6 million, respectively, and is included in other income, net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantified our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

Interest Rate Derivatives. We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of economic hedges. All derivatives that qualify for hedge accounting are cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, investments, goodwill and other intangible assets, share-based compensation, income taxes, and purchase price allocation.

Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2009. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2010, other than the additional consideration of Variable Interest Entities.

Variable Interest Entities – FASB ASC Topic 810 requires a company to consolidate a variable interest entity in which it holds a variable interest if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. Assessing the requirements of ASC Topic 810 involves subjective judgments. If management’s assumptions with respect to the criteria differ in future periods and we therefore have to account for these investments under a different method, it could have a material impact to our financial statements.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 8 and 17 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of March 31, 2010 and December 31, 2009.

Contractual Obligations

There were no material changes at March 31, 2010 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2009.

Legal Proceedings

For information on legal proceedings, see Note 15 of the accompanying condensed consolidated financial statements.

While no assurances can be given regarding the outcome of proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors

There are no material changes from the risk factors disclosed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2009.